ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.proshares.com

September 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	In Re ProShares Trust Securities Litigation, No. 09 Civ. 6935 (S.D.N.Y)

Dear Sir or Madam,

On behalf of defendants ProShares Trust, ProShares Trust II, ProShare Advisors LLC, SEI Investments Distribution Co., Michael Sapir, Louis Mayberg, Edward Karpowicz, William Seale, Simon Collier, Charles Todd, Russell Reynolds, and Michael Wachs in the above-captioned action, pursuant to Section 33 of the Investment Company Act of 1940, attached please find a copy of the opinion and order filed on September 10, 2012.

Respectfully submitted,

/s/ Kenneth C. Fang
Kenneth C. Fang

Attachment

United States District Court
Southern District of New York
09 Civ. 6935 (JGK)
IN RE PROSHARES TRUST SECURITIES	OPINION AND ORDER
LITIGATION

JOHN G. KOELTL, District Judge:

This is a putative class action brought by a group of investors (collectively, the “plaintiffs”) in forty-four exchange-traded funds (“ETFs”) offered by ProShares. The funds have daily investment objectives tied to an underlying benchmark index. The plaintiffs assert securities fraud claims pursuant to Sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k & 77o. Two plaintiffs also assert a breach of contract claim under New York law. The defendants—ProShares Trust, ProShares Trust II, ProShares Advisors LLC, SEI Investments Distribution Co., Michael Sapir, Louis Mayberg, Edward Karpowicz, William Seale, Simon Collier, Charles Todd, Russell Reynolds, and Michael Wachs (collectively, “ProShares”)—have moved to dismiss the plaintiffs’ Third Amended Complaint pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure.

I.

In deciding a motion to dismiss pursuant to Rule 12(b)(6), the Court accepts the allegations in the complaint as true, and draws all reasonable inferences in the plaintiffs’ favor. McCarthy v. Dun & Bradstreet Corp., 482 F.3d 184, 191 (2d Cir. 2007); Arista Records LLC v. Lime Group LLC, 532 F. Supp. 2d 556, 566 (S.D.N.Y. 2007). The Court’s function on a motion to dismiss is “not to weigh the evidence that might be presented at a trial but merely to determine whether the complaint itself is legally sufficient.” Goldman v. Belden, 754 F.2d 1059, 1067 (2d Cir. 1985). The Court should not dismiss the complaint if plaintiffs have stated “enough facts to state a claim to relief that is plausible on its face.” Bell Atl. Corp. v. Twombly, 550 U.S. 544, 570 (2007). “A claim has facial plausibility when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged.” Ashcroft v. Iqbal, 556 U.S. 662, 678 (2009). While the Court should construe the factual allegations in the light most favorable to the plaintiff, “the tenet that a court must accept as true all of the allegations contained in a complaint is inapplicable to legal conclusions.” Id.

When claims under Section 11 of the Securities Act “are premised on allegations of fraud,” they must also satisfy Rule 9(b) of the Federal Rules of Civil Procedure. Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004). Rule 9(b) requires that the complaint “(1) specify the statements that the plaintiff contends were fraudulent, (2) identify the speaker, (3) state where and when the statements were made, and (4) explain why the statements were fraudulent.” Id. (quoting ATSI Commc’ns, Inc. v. Shaar Fund, Ltd., 493 F.3d 87, 99 (2d Cir. 2007)). If they sound in negligence, however, claims under Section 11 need only satisfy the less rigorous requirements of Federal Rule of Civil Procedure 8(a). See Litwin v. Blackstone Grp., L.P., 634 F.3d 706, 718 (2d Cir. 2011), cert. denied, 132 S. Ct. 242 (2011); see also Panther Partners Inc. v. Ikanos Commc’ns, Inc., 681 F.3d 114, 120 (2d Cir. 2012).

When presented with a motion to dismiss pursuant to Rule 12(b)(6), the Court may consider documents that are referenced in the complaint, documents that the plaintiffs relied on in bringing suit and that are either in the plaintiffs’ possession or that the plaintiff knew of when bringing suit, or matters of which judicial notice may be taken. See Chambers v. Time Warner, Inc., 282 F.3d 147, 153 (2d Cir. 2002); City of Roseville Emps.’ Ret. Sys. v. EnergySolutions, Inc., 814 F. Supp. 2d 395, 402 (S.D.N.Y. 2011).

II.

The following facts are undisputed unless otherwise noted.

A.

The defendants ProShares Trust and ProShares Trust II (collectively, the “ProShares Trusts”) are Delaware Trusts. (Third Am. Compl. (“TAC”) ¶ 62.) During the class period, which began on August 6, 2006, and ran through June 23, 2009, ProShares Trust operated as an open-ended investment company under Section 8 of the Investment Company Act, 15 U.S.C. § 80a-8, and was registered with the Securities Exchange Commission (“SEC”). (TAC ¶¶ 2, 62(a), 84.) ProShares Trust II was organized on October 9, 2007 as a publicly-traded commodity pool, and was registered by 2008 with the Commodity Futures Trading Commission (“CFTC”). (TAC ¶¶ 62(b), 85.) The ProShares Trusts offer for sale various ETFs, which are listed on the New York Stock Exchange. (TAC ¶¶ 62(a), (b).) The defendant ProShare Advisors LLC (“ProShare Advisors”) serves as an investment advisor to the ETFs, and, among other things, exercises control over the ETFs’ management and redemption. (TAC ¶¶ 62(c)-63.) The individual defendants in this case were either officers or trustees of one of the entities during the class period, and signed one or more of the registration statements at issue in this case. (TAC ¶¶ 65-74, 90, 92.) The defendant SEI Investments Distribution Co. is the distributor and principal underwriter for the ETFs. (TAC ¶ 64.)

An ETF is similar to an indexed mutual fund. It trades like a stock, and it often tracks a specific index, sector, commodity, or currency. (TAC ¶¶ 81-82.) Unlike mutual funds, ETFs generally sell shares directly to investors, and typically issue shares in large blocks called “creation units.” (TAC ¶ 82(a).) Initial investors purchase creation units by exchanging a basket of securities similar to the type of securities being tracked by the ETF, or, less frequently, with cash. (TAC ¶ 82(b).) Investors may then split up the creation unit and sell shares of the ETF on a secondary market or may sell the creation unit back to the ETF at a later date. (TAC ¶ 82(c)-(d).)

ProShares created and operated three types of ETFs: “Inverse ETFs,” the goal of which was for the net asset value of the fund to replicate the inverse movement of a specific index over the period of one day; “Ultra Long ETFs,” the goal of which was for the fund’s value to double the performance of a specified index or benchmark over the period of one day; and “Ultra Short ETFs,” the goal of which was for the fund’s value to double the inverse of the performance of a specified index or benchmark over the period of one day. (TAC ¶ 93.) All three types of ETFs are leveraged, meaning that the mechanism through which they attempt to achieve their goal involves incurring debt through borrowing. (TAC ¶ 93.)

B.

ProShares Trust filed its first registration statement on June 19, 2006. (See, e.g., Skinner Decl. Ex. 1, at 1.) ProShares Trust II filed its first registration statement on November 17, 2008. (See, e.g., Skinner Decl. Ex. 2, at 1.) The class period in this case begins in August 2006 and runs through 2009. (TAC ¶ 2.) The plaintiffs allege that 21 registration statements filed by ProShares Trust and 5 registration statements filed by ProShares Trust II contained material misstatements or omissions constituting a Section 11 violation. (Am Compl. Exs. A-B.)

The registration statements did include some material that attempted to explain the effects of investing in the ProShares ETFs for a period of greater than one day. (See generally TAC ¶ 102.) For example, the registration statements described, for each individual ETF, the fees associated with selling a $10,000 investment after a period of 1 year, 3 years, 5 years, and 10 years, at a 5% annual rate of return. (See, e.g., Skinner Decl. Ex. 3, at 24.)

However, each registration statement filed by ProShares indicated in its overview, and throughout, that the ETFs’ goals were to provide “daily” results matching the “daily” performance of a given index or benchmark. (Skinner Decl. Exs. 1-2; see also TAC ¶ 100.) Each registration statement filed by ProShares indicated that the ETFs’ returns for a period of greater than one day would not, and could not, match the cumulative returns of the underlying index. For example, it is undisputed that each statement explained that “[t]he Funds do not seek to achieve their stated investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results.” (Skinner Decl. Ex. 1, at 4; Skinner Decl. Ex. 2, at 2-3.) ProShares’s registration statements also explained that “[o]ver time, the cumulative percentage increase or decrease in the net asset value of [a given ETF] may diverge significantly from the cumulative percentage increase or decrease” of the underlying index or benchmark. (Skinner Decl. Ex. 1, at 5-6, 8; Skinner Decl. Ex. 2, at 4.) ProShares’s pre-September 2007 registration statements also explained that, “over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on [a given ETF’s] performance compared to the index underlying its benchmark than a fund that does not employ leverage.” (Skinner Decl. Ex. 1, at 8-9.) In its September 28, 2007, registration statement, and thereafter, ProShares disclosed that “for periods greater than one day, the use of leverage tends to cause the performance of a [given ETF] to be either greater than or less than the index performance . . . .” (Skinner Decl. Ex. 1, at 9-10; see also Skinner Decl. Ex. 2, at 5-6.)

Each of the registration statements specifically warned that the ETFs used techniques, like leverage, that could be considered “aggressive” and “speculative,” and that these aggressive techniques “may expose [a given ETF] to potentially dramatic changes (losses) in the value of its portfolio holdings.” (Skinner Decl. Ex. 1, at 14-15; see also Skinner Decl. Ex. 2, at 10-11 (“Financial instrument trading prices are volatile and even a small movement in market prices could cause large losses.”).)

Each of ProShares’s registration statements warned in some form that “[l]everage creates . . . the risk of magnified losses during adverse market conditions,” (see, e.g., Skinner Decl. Ex. 1, at 14-15). Moreover, the prospectus to the first registration statement from June 26, 2006, explained that “volatility [in equity markets] may cause the value of an investment in a Fund to decrease.” (TAC ¶ 225.) Beginning with the September 28, 2007 Registration Statement, ProShares disclosed in greater detail how “volatility” might negatively impact an ETF’s performance. (Skinner Decl. Ex. 1, at 10-14; see also Skinner Decl. Ex. 2, at 6-10.) The post-September 2007 registration statements included so-called “wedge graphs,” that graphically illustrate that, at high levels of index volatility, an investor might bet correctly on the overall direction of the market and still experience double digit losses by holding the funds for longer periods. (See, e.g., Skinner Decl. Ex. 1, at 10-13; Skinner Decl. Ex. 2, at 6-10.) For example, the wedge graphs included in the Statement of Additional Information (“SAI”) appended to the September 28, 2007 registration statement indicate that at high enough levels of volatility, the “Ultra Short ETF”—whose purpose was to return twice the inverse of the daily performance of an underlying index—a five percent decrease in the index over the course of a year would lead not to a ten percent increase in the value of the ETF, but to a loss of thirty percent or more of the ETF’s value. (See Skinner Decl. Ex. 3, at SAI 20.) The wedge graphs indicate that, as volatility increases, the potential losses to the ETFs over periods longer than one day increase, even in cases where the underlying index performs as the ETF investor expected over that period. (See, e.g., Skinner Decl. Ex. 3, at SAI 19-20.)

C.

The plaintiffs allege that ProShares had an as yet undisclosed mathematical formula from which it could be determined, in advance, that there was a “must lose” risk that, at high enough levels of volatility, investors who held ETFs for periods longer than one day could quickly lose a large portion of their investment, no matter which direction the underlying index or benchmark moved. (TAC ¶¶ 112-32; 156-57; 165-74.)

The plaintiffs allege that this “must lose” risk materialized “[d]uring the latter half of 2008 and the first five months of 2009.” (TAC ¶ 133.) The plaintiffs allege that the ProShares ETFs experienced substantial losses over varying periods during this time, despite their underlying indexes having moved in a direction that the investors expected to be favorable during the period. (TAC ¶¶ 133-55; 158-64; 175-76.) For example, with respect to the Ultra Shorts, the Dow Jones U.S. Financials Index experienced a 52% decline over the 18-month period between January 2008 and June 2009. However, rather than experiencing a 104% gain, the SKF Ultra Short Fund, which tracked the Dow, experienced a 61% decline over that 18 month period. (TAC ¶ 150.) With respect to the Ultra Longs, the plaintiffs allege that, for example, the Dow experienced a 5.9% gain over the four month period between January 15 and April 9, 2009. However, rather than experiencing an 11.8% gain, the UYG Ultra Long Fund, which tracked the Dow, experienced an 11.8% decline over that four month period. (TAC ¶ 161.) With respect to the inverse ETFs, the plaintiffs allege that, for example, the MSCI Emerging Markets Index (the “MSCIEM Index”) experienced a 25.63% decline over the three month period between September 17 and December 16, 2008. However, rather than experiencing an 25.63% gain, the EUM Fund, which tracked the MSCIEM Index, experienced a 21.93% decline over that three month period. (TAC ¶ 176.)

Many of the plaintiffs in this case purchased shares of various ETFs during the 2008-2009 period when the markets were most volatile. (TAC ¶ 177.)

D.

The plaintiffs allege that, beginning in the summer of 2009, ProShares added new language to the registration statements for its new ETFs. The plaintiffs allege, for example, that in a June 23, 2009, prospectus to a registration statement relating to “UltraPro” products that were based on 300% leverage or inverse leverage, ProShares stated that “[i]n periods of higher market volatility, the volatility of the benchmark may be at least as important to the Fund’s return for the period as the return of the benchmark.” (TAC ¶ 179; see also TAC ¶¶ 180-83.) The plaintiffs allege that the new registration statements also explicitly explained that “[d]eviations from the index return times the fund multiple can occur over periods as short as two days,” and that the one-year period described in the registration statement was “used for illustrative purposes only.” (TAC ¶ 185; see also TAC ¶¶ 184, 186-88.)

The class period alleged in this case ended on June 23, 2009. (TAC ¶ 2.)

E.

The plaintiffs filed this lawsuit in August 2009. In July 2010, this Court appointed lead counsel and the plaintiffs filed an Amended Consolidated Class Action Complaint shortly thereafter. The plaintiffs filed a Second Amended Complaint in January 2011. After the defendants moved to dismiss the Second Amended Complaint for failure to state a claim pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure, this Court, in November 2011 granted the plaintiffs’ motion for leave to amend. The Court deemed the plaintiffs’ Third Amended Complaint filed, and deemed the defendants’ previous motion as directed against the plaintiffs’ Third Amended Complaint. See Order, In re ProShares Trust Secs. Litig., No. 09 Civ. 6935 (S.D.N.Y. Nov. 10, 2011), ECF No. 199. That motion is now before the Court.

III.

A.

Section 11(a) of the Securities Act provides that any signatory to a registration statement, director of the issuer of securities, or underwriter with respect to such securities, among others, may be held liable to purchasers of registered securities if the registration statement contains “an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” 15 U.S.C. § 77k(a)(2006).

Section 11 imposes “a stringent standard of liability on the parties who play a direct role in a registered offering.” In re Flag Telecom Holdings, Ltd. Secs. Litig., 618 F. Supp. 2d 311, 321 (S.D.N.Y. 2009) (quoting Herman & MacLean v. Huddleston, 459 U.S. 375, 381–82 (1983)) (internal quotation marks omitted). To establish a prima facie claim under Section 11, “[a] plaintiff need only plead a material misstatement or omission in the registration statement.” In re Flag Telecom Holdings, Ltd. Secs. Litig., 411 F. Supp. 2d 377, 382 (S.D.N.Y. 2006), abrogated on other grounds, 574 F.3d 29 (2d Cir. 2009). Under Section 11, “[l]iability against the issuer of a security is virtually absolute, even for innocent misstatements,” while “[o]ther defendants bear the burden of demonstrating due diligence.” Herman & MacLean, 459 U.S. at 382; see also Goldman Sachs & Co. v. GS Mortgage Sec. Grp., No. 11-2762-cv, slip op. at 17-18 (2d Cir. Sept. 6, 2012); Hutchison v. Deutsche Bank Sec., Inc., 647 F.3d 479, 484 (2d Cir. 2011) (quoting Litwin, 634 F.3d at 715-16).

Section 11 does not require pleading or proof that a defendant acted with intent to defraud or even knew that misrepresentations or omissions had been made. See Litwin, 634 F.3d at 715-16 (quoting In re Morgan Stanley Info. Fund. Sec Litig., 592 F.3d 347, 360 (2d Cir. 2010)); see also Rombach, 355 F.3d at 169 n. 4 (“Neither Section 11 nor Section 12(a)(2) requires that plaintiffs allege the scienter or reliance elements of a fraud cause of action.”). Loss causation is not an element of a Section 11 claim and need not be pleaded to state a claim. See 15 U.S.C. § 77k; see also Hutchison, 647 F.3d at 484 (“[P]laintiffs alleging violations of Sections 11 and 12(a)(2) need not plead scienter, reliance, or loss causation” (quoting In re Morgan Stanley, 592 F.3d at 359)) (internal quotation marks omitted). Instead, Section 11 provides for a loss causation affirmative defense to liability. See Goldman Sachs Co., No. 11-2762-cv, slip op. at 18 n.8; In re Morgan Stanley, 592 F.3d at 360 n.7.

B.

Motions to dismiss Securities Act claims relying on misrepresentations are analyzed under Federal Rule of Civil Procedure 9(b) to the extent that they rely on allegations of fraud, but under Federal Rule of Civil Procedure 8 otherwise. See Litwin, 634 F.3d at 715.

In the Third Amended Complaint, the plaintiffs assert that ProShares “knew, or . . . should have known” about various material misstatements or omissions in the registration statements at issue. (See, e.g., TAC ¶¶ 294-95.) The plaintiffs also assert that ProShares “purposefully misled” the plaintiffs into thinking that the market prices for the ETFs would be higher than they actually were. (TAC ¶ 296.) The plaintiffs have not “specifically pled alternate theories of fraud and negligence”. See City of Roseville, 814 F. Supp. 2d at 425 (quoting In re Refco, 503 F. Supp. 2d at 633). They do “not assert any claim of negligence . . . nor . . . specify any basis for such a claim” separate from their fraud-based allegations. See id. (quoting In re Refco, 503 F. Supp. 2d 611, 633 (S.D.N.Y. 2007)). However, the parties do not vigorously dispute the issue of whether Rule 9(b) or Rule 8 should govern this Court’s review of the plaintiffs’ Section 11 claims. It is plain that, if under Rule 8 the plaintiffs have failed to state a claim, the analysis under Rule 9(b) is irrelevant. Therefore, the Court will consider the plaintiffs’ allegations of a Section 11 violation under Rule 8.

Accordingly, the issue is whether the plaintiffs have plausibly alleged a material misstatement or omission in any of the registration statements at issue.

C.

“To state a claim under Section[    ] 11 . . . a plaintiff must allege that the defendants had a legal obligation to disclose the allegedly omitted information.” In re Merrill Lynch & Co., Inc. Research Reports Secs. Litig., 272 F. Supp. 2d 243, 248 (S.D.N.Y. 2003) (citing 15 U.S.C. § 77k). An omission is material (and thus must be disclosed) if there is a substantial likelihood that a reasonably prudent investor would consider it important in making a decision. See Basic Inc. v. Levinson, 485 U.S. 224, 231-32 (1988) (quoting TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)) (“[T]here must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”); Feinman v. Dean Witter Reynolds, Inc., 84 F.3d 539, 540-41 (2d Cir. 1996); see also In re Cosi, Inc. Securities Litigation, 379 F. Supp. 2d 580, 586 (S.D.N.Y. 2005).

Generally, materiality is a “mixed question of law and fact” left to the finder of fact to determine. TSC, 426 U.S. at 450. However, the question of materiality may be decided as a matter of law on a motion to dismiss if the alleged omission is “so obviously unimportant to a reasonable investor that reasonable minds could not differ on the question of [its] importance.” Feinman, 84 F.3d at 540-41 (quoting Goldman, 754

F.2d at 1067). Moreover, when the omitted information concerns a contingent or speculative event, “the materiality of those events depends on a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.” Castellano v. Young & Rubicam, Inc., 257 F.3d 171, 180 (2d Cir. 2001 (quoting Basic, 485 U.S. at 238) (internal quotation marks omitted); In re Alliance Pharm. Corp. Sec. Litig., 279 F. Supp. 2d 171, 196 (S.D.N.Y. 2003). When a registration statement warns of the exact risk that later materialized, a Section 11 claim will not lie as a matter of law. See Panther Partners, Inc. v. Ikanos Communic’ns, Inc., 538 F. Supp. 2d 662, 672 (S.D.N.Y. 2008) (“An accurate statement coupled with the precise disclosure of a risk later realized cannot adequately form the basis for a securities claim”), aff’d, 681 F.3d 114 (2d Cir. 2012).

The thrust of the plaintiffs’ Section 11 claim is that the registration statements omitted the risk that the ETFs, when held for a period of greater than one day, could lose substantial value in a relatively brief period of time, particularly in periods of high volatility. However, the registration statements at issue stated in plain English that the ETFs’ objectives were daily only, that it was mathematically impossible for the ETFs to achieve their goals for periods longer than one day, and that the ETFs’ value could “diverge significantly” from the underlying index when the ETFs were held for longer than one day. This was the precise risk that the plaintiffs allege later materialized: the plaintiffs held the ETFs for long periods of time beyond one day, and their value diverged significantly from the expected daily result causing large losses. The plain language of the registration statements “addresse[d] the relevant risk directly,” and a reasonably prudent investor would have understood that the ETFs could not meet their goal for any period longer than one day and might in fact produce very different results if held for a longer period. See Halperin v. eBanker USA.com, Inc., 295 F.3d 352, 360-61 (2d Cir. 2002).

Relying on several recent cases involving similar types of funds, the plaintiffs argue that the registration statements as a whole impliedly encouraged investors to hold the ETFs for periods of longer than one day. This reliance is misplaced. Here, the ETFs’ registration statements did not contain penalties or enticements that would have encouraged investors to hold the ETFs beyond a period of one day.

The defendants marketed the ETFs involved in Rafton v. Rydex Series Funds, No. 10 Civ. 01171, 2011 WL 31114 (N.D. Cal. Jan. 5, 2011), “as appropriate for ‘[i]nvestors who expect the value of the Long Treasury Bond to go down and want investment gains when it does so’ and for investors that want ‘benefits’ in a ‘rising interest rate environment,’” and subjected investors “to a sales charge if they sold shares within a year or eighteen months of purchase.” Id. at *8. Under those circumstances, the court found that it was “not necessarily unreasonable [to believe] that an investment with a daily objective is also appropriate as a long-term investment, especially where the particular investment at issue includes charges for shorter term sales, but not for longer term sales.” Id. In the present case involving the ProShares funds, there is no allegation of such penalty charges, which send a strong signal that long-term holding is encouraged and indeed required to avoid a penalty.

The ETFs at issue in In re Direxion Shares ETF Trust, 279 F.R.D. 221 (S.D.N.Y. 2012), contained references to the “daily” nature of the ETFs, but also contained “contra-indictors, signifying that holding for longer than a day was appropriate.” Id. at 232. For example, the statements at issue noted, immediately after describing the funds’ daily objective, that “pursuit of daily leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period.” Id. The court denied a motion to dismiss because those statements “undercut” the emphasis on the “daily” nature of the ETFs. Id. at 232-33. Here, the plaintiffs point to no such language in the registration statements that specifically contemplates an investment strategy of holding for longer than one day. Further, the warnings in the Registration Statements in this case were clear and specific that the funds did not seek to achieve objectives over a period of time greater than one day because mathematical compounding prevented the funds from achieving such results.

The various projections regarding the ETFs’ performance over 1, 3, 5, and 10 year intervals fall far short of undercutting the emphasis on the daily nature of the ETFs. In Direxion, the contra-indicators at issue immediately followed the plain representations about the ETFs’ nature and limitations. See id. Here, however, the 1, 3, 5, and 10 year projections appear nowhere near the clear statements in the overview and throughout the registration statements that the ETFs’ objectives are daily only. Moreover, the defendants represent, and the plaintiffs do not refute, that these projections were included pursuant to SEC requirements. (Feb. 2, 2012 Hrg. Tr. at 43-44; Skinner Decl. Ex. 5 (SEC Form N-1A), at 16-17); see also 17 C.F.R. § 274.11 (2012). The plaintiffs point to no case that holds that information that the SEC requires must be specifically identified, qualified, or tempered.

The plaintiffs argue that the registration statements contained omissions because they did not disclose the magnitude of the risk, namely that particularly during periods of high volatility an ETF investor could be correct about the direction of the underlying index and nonetheless lose money. However, a registration statement need not disclose every possible permutation of the risk, nor “predict the precise manner in which the risks will manifest themselves.” In re AES Corp. Secs. Litig., 825 F. Supp. 578, 588 (S.D.N.Y. 1993); see also Panther Partners, 538 F. Supp. 2d at 664 (“The securities laws do not require clairvoyance in the preparation of offering documents; these documents are not guarantees of an offering’s subsequent success, nor do they insure investors against the vicissitudes of technology and industry, nor the volatility of the stock market itself.”) Rather, the standard is whether a reasonably prudent investor, having read the statement, would have understood the specific risk at issue. See Basic, Inc., 485 U.S. at 231-32. It is not possible to read the registration statements—even those issued before the wedge graphs were added in September 2007—without understanding that the ETFs were particularly risky and speculative and were intended to meet their stated goal only over the course of a single day. While the plaintiffs allege that, during certain periods, some plaintiffs lost money while guessing correctly on the direction of the underlying index, this possibility is plainly consistent with the significant divergence that was disclosed in the registration statements. (Skinner Decl. Ex. 1, at 5-6). Moreover, the registration statements plainly disclosed that because the ETFs were leveraged, such divergences if they resulted in losses, might be “magnified.” (Skinner Decl. Ex. 1, at 13.) In addition, the wedge graphs, which appeared in all of the registration statements after September 28, 2007, illustrate graphically the exact “must lose” scenarios that form the crux of the plaintiffs’ claim, specifically that at high enough levels of volatility an ETF investor who holds shares for a longer period of time may experience significant losses even when the investor has correctly guessed the direction of the underlying index.

The materiality analysis may not be conducted using “20/20 hindsight.” Panther Partners, 538 F. Supp. 2d at 668 (quoting In re Unicapital, 149 F. Supp. 2d 1353, 1363 (S.D. Fla. 2001)); see, e.g., Denny v. Barber, 576 F.2d 465, 470 (2d Cir. 1978) (Friendly, J.) (“[T]he complaint is an example of alleging fraud by hindsight.”). In this case, the plaintiffs allege that the risks materialized beginning in 2008—after the wedge graphs had been included in the registration statements. ProShares’s addition of detail on the risks of volatility, which literally painted a picture of the possibility of “must lose” scenarios at high enough levels of volatility before the high volatility period in which the risk actually materialized supports the conclusion that, at the time the registration statements were issued, they were candid with respect to the risks that would concern a prudent investor.

The plaintiffs’ assertion that ProShares knew in advance through a mathematical formula that large losses would occur is implausible. Whatever formula was used for the ETFs, it would necessarily rely on inputs from the underlying index or benchmark, and those inputs could not be known in advance. It is not a material omission to fail to predict future market performance. See Panther Partners, 538 F. Supp. 2d at 664; see, e.g., I. Meyer Pincus & Assocs., P.C. v. Oppenheimer & Co., 936 F.2d 759, 763 (2d Cir. 1991).

In short, the disclosures in the registration statements accurately conveyed the specific risk that the plaintiffs assert materialized: when investors held the ETFs for periods longer than one day the funds’ performance widely diverged from the performance of the underlying indices sometimes resulting in losses despite the overall direction of the underlying indices. That the plaintiffs held the ETF shares over long periods of time, despite the language in the registration statements, is not enough to support a cause of action. Cf. Olkey v. Hyperion 1999 Term Trust, Inc., 98 F.3d 2, 8 (2d Cir. 1996) (“Not every bad investment is the product of misrepresentation.”). The defendants’ motion to dismiss the Section 11 claim is therefore granted.

IV.

The plaintiffs also allege violations of Section 15 of the Securities Act against the individual defendants based on their control of the institutional defendants.

“Section 15 imposes joint and several liability on ‘every person who, by or through stock ownership, agency, or otherwise . . . controls any person liable under. . . . 15 U.S.C. § 77 o(a)).” “ Hutchison, 647 F.3d at 490 (alterations and internal quotation marks omitted). “To establish § 15 liability, a plaintiff must show a ‘primary violation’ of § 11 and control of the primary violator by defendants.” Id. (citation omitted). If a plaintiff fails to plead a § 11 claim, any § 15 claim “necessarily fails.” See id. Accordingly, the motion to dismiss the plaintiffs’ Section 15 claims against the individual defendants must be granted.

V.

Two of the plaintiffs, Steven and Sherri Schnall, also assert a state law breach of contract claim. This Court previously consolidated that claim with the federal claims against ProShares. Schnall v. Proshares Trust, No. 10 Civ. 3042, 2010 WL 1962940, at *2 (S.D.N.Y. May 17, 2010). This claim is “based on the same registration statement” as the Section 11 claim. Id. at *1.

Because the plaintiffs have failed to state a Section 11 claim based upon a misrepresentation or omission in the registration statement any breach of contract action based on the same registration statement must fail. The plaintiffs have failed to point to any promise that was made that was breached. See Capital Mgmt. Select Fund Ltd. v. Bennett, 680 F.3d 214, 225-26 (2d Cir. 2012); see, e.g., Finkel v. Putnam Convertible Opportunities, 162 F.3d 1147, No.97-7901, 1998 WL 642464, at *2 (2d Cir. 1998) (unpublished table decision). Accordingly, the motion to dismiss the contract claim is granted.

CONCLUSION

The Court has considered all of the arguments of the parties. To the extent not specifically addressed above, they are either moot or without merit.

For the reasons explained above, the motion to dismiss the plaintiffs’ Third Amended Complaint is granted. The clerk is directed to enter judgment accordingly, to close this case, and to close all pending motions.

SO ORDERED.

Dated:	New York, New York	/s/ John G. Koeltl
	September 7, 2012	John G. Koeltl
United States District Judge

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